

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2025

Sanjeev Luther
Chief Executive Officer
Ernexa Therapeutics Inc.
1035 Cambridge Street, Suite 18A
Cambridge, MA 02141

> **Re: Ernexa Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed June 11, 2025**
> **File No. 333-287954**

Dear Sanjeev Luther:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Cahlon, Esq.